Waller Lansden Dortch & Davis, LLP

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J. Reginald Hill
(615) 850-8473
reggie.hill@wallerlaw.com
July 10, 2007
VIA EDGAR / COURTESY COPY VIA OVERNIGHT COURIER
Christina Chalk
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Symbion, Inc. Schedule 13E-3/A filed on June 21, 2007 by Symbion, Inc. et al. File No. 5-80262 PRER14A filed on June 21, 2007 by Symbion, Inc. File No. 0-50574
Dear Ms. Chalk:
     On behalf of our client, Symbion, Inc. (the “Company”), attached as Exhibit A are the Company’s responses to the comments and requests for supplemental information issued by the staff of the Division of Corporation Finance (the “Staff”) in a letter to the Company’s counsel dated July 9, 2007 regarding the above-referenced preliminary proxy statement on Schedule 14A which was filed by the Company on June 21, 2007. The responses in Exhibit A are keyed to the comments in the Staff’s comment letter.
     The Company has filed with the Commission today a revised preliminary Proxy Statement (the “Proxy Statement”), which reflects the responses in Exhibit A, and Amendment No. 2 to Schedule 13E-3 (the “Schedule 13E-3”). In addition, copies of the Proxy Statement and the Schedule 13E-3, marked to show changes from the versions filed on June 21, 2007, are being sent to you via overnight courier, along with a copy of this letter and Exhibit A.

     We represent the Company only. To the extent that any response relates to information concerning Symbol Acquisition, L.L.C., Symbol Merger Sub, Inc., Crestview Partners, L.P. (or its affiliated funds), Mr. Francis, Mr. Adlerz, any other rollover investors, Bear, Stearns & Co. Inc. or Merrill Lynch, Pierce, Fenner & Smith Incorporated, such response is included in this letter based on information provided to the Company and us by such other persons or entities or their respective representatives.
     If you or the Staff have any questions or comments regarding the Company’s responses, please contact the undersigned at (615) 850-8473 or Don Moody at (615) 850-8852.

Very truly yours, /s/ J. Reginald Hill J. Reginald Hill

cc:	Richard E. Francis, Jr., Symbion, Inc. (w/encl.)
Clifford G. Adlerz, Symbion, Inc. (w/encl.)

Donald R. Moody, Waller Lansden Dortch & Davis, LLP (w/encl.)
James H. Nixon III, Waller Lansden Dortch & Davis, LLP (w/encl.)
Andrew E. Loope, Waller Lansden Dortch & Davis, LLP (w/encl.)

Patrick Dooley, Akin Gump Strauss Hauer & Feld LLP (w/encl.)
David D’Urso, Akin Gump Strauss Hauer & Feld LLP (w/encl.)

John D. Amorosi, Davis Polk & Wardwell (w/encl.)

EXHIBIT A
Symbion, Inc.
Schedule 13E-3/A filed on June 21, 2007 by Symbion, Inc. et al.
File No. 5-80262
PRER14A filed on June 21, 2007 by Symbion, Inc.
File No. 0-50574
     Set forth below are the responses of Symbion, Inc. (the “Company”) to comments included in a letter dated July 9, 2007 (the “Comment Letter”) to the Company’s counsel from the Staff regarding the proxy statement that was filed by the Company with the Commission on June 21, 2007. The comments included in the Comment Letter are repeated and underlined below for convenience of reference. Capitalized terms used herein and not defined shall have the meanings attributed to such terms in the Proxy Statement.
PRER14A — General
Special Factors — Background of the Merger, page 15

1.	Comment:	Refer to comment 6 in our prior comment letter dated June 12, 2007. Expand the disclosure you added in response to that comment (at the bottom of page 15 of the revised proxy statement), to describe the reasons provided by the Remaining Sponsor to explain why it elected to terminate discussions with the Company. If no reasons were provided, so state.

	Response:	In response to your comment, we have revised the Proxy Statement to add the requested disclosure. Please see page 16 of the Proxy Statement.

2.	Comment:	See our last comment above. As to all other parties with whom the Company had discussions concerning a transaction referenced in the Background section, provide similar disclosure concerning the reasons cited by that party or the Company in terminating discussions or negotiations. If no reasons were provided, so state. See for example, the other party referenced in the last paragraph on page 15 of the revised proxy statement, carrying over onto the following page, and the parties referenced in the last paragraph of this section on page 18.

	Response:	In response to your comment, we have revised the Proxy Statement to add the requested disclosure. Please see pages 15, 16 and 18 of the Proxy Statement.

3.	Comment:	Refer to comment 9 in our prior comment letter and your revised disclosure on page 15 in response to that comment. Your response does not explain why the Company chose to seek a financial but not a strategic buyer at that time. Please clarify.

	Response:	In response to your comment, we have revised the Proxy Statement to add the requested disclosure. Please see page 15 of the Proxy Statement.

4.	Comment:	Refer to the new disclosure at the top of page 16 of the revised proxy statement (added in response to comment 11 in our prior comment letter). Expand the discussion of the “strategic opportunities” the Company pursued after the termination of the discussions with the “other company” referenced in the first paragraph on page 16. Please be specific.

	Response:	In response to your comment, we have revised the Proxy Statement to add the requested disclosure. Please see page 16 of the Proxy Statement.
Purpose and Reasons for the Buying Group for the Merger; Position as to Fairness, page 28

5.	Comment:	Refer to comment 17 in our prior comment letter. In response to that comment, you note that Crestview retained Merrill Lynch to act as its advisor in connection with this going private transaction but assert that Merrill Lynch “did not prepare any report that is materially related to the transaction within the meaning of Item 1015 of Regulation M-A.” Please provide supplementally any written materials provided by Merrill to any members of the Buying Group so that we may understand the basis for your determination that such materials are not materially related. In addition, provide your legal analysis on this point.

	Response:	Item 1015 of Regulation M-A (which is cross-referred to, and likewise required by, Item 9 of Schedule 13E-3) states that a registrant must indicate “whether or not the subject company or affiliate has received any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the Rule 13e-3 transaction, including, but not limited to: any report, opinion or appraisal relating to the consideration or the fairness of the transaction to the issuer or affiliate or to security holders who are not affiliates.”

In responding to the Staff’s comment 5, it is worth emphasizing at the outset that the Company understands that Crestview retained Merrill Lynch on the acquisition of the Company to provide it with tactical M&A, leveraged lending and other customary investment banking advice and services during the course of the negotiations and consideration of the transaction. The Company understands that Crestview did not hire Merrill Lynch to provide any fairness or valuation report, opinion, appraisal or analysis in relation to the transaction, and that no such report, opinion, appraisal or analysis was provided by Merrill Lynch.

Nevertheless, per the Staff’s request, the Company has included supplementally with this letter the only three formal, written materials relating to the transaction (collectively, the “Merrill Materials”) that the Company understands were provided by Merrill Lynch to Crestview or any other member of the Buying Group prior to the signing of the merger agreement. The Company understands that all other communications by Merrill Lynch were either oral or in informal e-mail form that could not be deemed to constitute a “report, opinion . . . or appraisal” within the meaning of Item 1015 of Regulation M-A. Rather, these communications were tactical in nature and generally involved a give-and-take between and among a financial advisor, its client and its client’s legal counsel. The Company does not believe that Item 1015 requires disclosure of routine, day-to-day communications between a party to a Rule 13e-3 transaction and its financial advisor of the type that occurred between Merrill Lynch and members of the Buying Group, and this view is consistent with long-standing disclosure practices in Schedule 13E-3 transactions generally. To hold otherwise would be to unduly constrain the means by which an investment bank can provide legitimate financial advice and services to its clients in exchange for no demonstrable benefit to public stockholders.

The Company also does not believe that any of the Merrill Materials can be properly viewed as a “report, opinion . . . or appraisal” within the ambit of Item 1015 of Regulation M-A. This is so for several reasons. First, the document entitled “Recommended Strategy” (the “Merrill M&A Materials”) is an aggregation of historical data that Merrill’s M&A advisors provided to Crestview which does not contain any analysis by Merrill Lynch whatsoever. Rather, the Merrill M&A Materials included purely factual information regarding comparable transactions and the Company’s performance and served only as a backdrop for discussions between Crestview and its M&A advisors regarding possible pricing of a transaction, rather than any analysis that could reasonably be deemed to constitute a report, opinion or appraisal. All of the information is entirely historical and either generally reflected in the summary of the Bear Stearns fairness opinion or otherwise in the public arena. As such, the Merrill M&A Materials should not be deemed to constitute a report, opinion or appraisal that is covered by Item 1015 and, furthermore, given the limited scope and purpose of the materials, we do not believe that any information contained in the Merrill M&A Materials is material to the transaction. This analysis is supported by experts and market practice in this area generally. For example, in one treatise on Schedule 13E-3 transactions, practitioners state, “There is little doubt that the Item is aiming at reports prepared by financial advisers for purposes of providing a fairness opinion on a particular transaction.” Arthur M. Borden and Joel A. Yunis, Going Private. New York: Law Journal Seminars-Press 1982-

2006, §12.18, pp. 12-44. This is simply not the case here. As the Merrill M&A Materials do not contain any analysis by Merrill Lynch whatsoever (regarding fairness, valuation or otherwise), it is hard to see how these materials could be deemed to constitute a report, opinion or appraisal that is within the scope of Item 1015 nor that they could be considered material to the transaction.

The documents forming a part of the Merrill Materials that are dated April 9 and 12, 2007 (collectively, the “Merrill Finance Materials”) summarize the high yield and leveraged lending markets generally and those markets for certain precedent LBOs more specifically. Thereafter, they summarize possible alternatives for financing an acquisition of the Company based on the Merrill Lynch bankers’ perception of market conditions as they existed at the time that those documents were prepared. The Merrill Finance Materials should not be deemed to constitute a report, opinion or appraisal within the meaning of Item 1015 of Regulation M-A for all of the reasons noted in the preceding paragraph. In addition, given their subject matter (i.e., financing alternatives for the Company post-closing), we do not believe that these materials are properly viewed as material to the transaction.

6.	Comment:	Refer to our last comment above. Note that Item 1015 of Regulation M-A encompasses both oral and written reports, and generally includes any discussions or contacts between the filing person on a Schedule 13E-3 and its fairness advisor that are materially related to the going private transaction. Your response to comment 17 in our prior comment letter seems to address only written reports provided by Merrill. Add a section in the revised proxy statement to describe in considerable detail any oral reports or presentations provided by Merrill to the members of the Buying Group in connection with this transaction.

	Response:	As noted in response to the Staff’s comment 5, other than the Merrill Materials, the Company understands that all communications from Merrill to Crestview were either oral or in informal e-mail form that could not be deemed to constitute a “report, opinion . . . or appraisal” within the meaning of Item 1015 of Regulation M-A. Rather, these communications were tactical in nature and generally involved informal discussions or other communications between and among a financial advisor, its client and its client’s legal counsel. Specifically, the Company understands that Crestview can confirm that Merrill Lynch did not make any oral reports or other presentations to Crestview or any other member of the Buying Group. Accordingly, for all of the reasons noted in response to the Staff’s comment 5, the Company respectfully submits that no further disclosure should be added to the Proxy Statement.

Other Important Information Concerning Symbion — Selected Historical Financial Information, page 69

7.	Comment:	We note your response to comment 23 in our prior comment letter. However, you must provide the ratio of earnings to fixed charges data we requested. The reference in Item 1010(c) of Regulation M-A to ratio of earnings to fixed charges computed in a manner consistent with Item 503(d) of Regulation S-K does not mean that such data must be included solely when required by Item 503(d). Rather, the reference to Item 503(d) is intended to provide computational guidance only. Please provide the ratio of earnings to fixed charges disclosure initially requested.

	Response:	In response to your comment, we have revised the Proxy Statement to add the requested disclosure. Please see page 72 of the Proxy Statement.

Executive Summary

1 Executive Summary Recommended Strategy In considering Crestview's proposal, Bear Stearns will focus on the recent comparable transactions, fundamental value, plus perceived ability of sponsors to pay more (i.e., bump) Recommended approach is to offer $22.00 per share for Symbol, as offer below $22.00 per share may cause the Special Committee to shut down negotiations with Crestview $22.00 per share offer is positioned as: 18% premium to 6-month average, 14% premium to current price (1) and a 25% premium to Symbol's price on January 5th, the day preceding the USPI announcement At 12.5x reported 2006 EBITDA (10.7x adjusted), valuation in line with recent transactions: HealthSouth ASC at 9.9x USPI LBO at 13.0x reported 2006 EBITDA (11.5x adjusted) Delivers immediate value and liquidity to Symbol shareholders and eliminates risk inherent in Symbol projections given current operating environment: Softness in Q1 results and shortfall vs. Street estimates Exposure relative to out-of-network reimbursement (13% of total revenue) Portfolio of under-performing assets Financial advisor to the Special Committee likely to negotiate initial offer In order to establish the proper record, the Special Committee will expect to have one or two rounds of price negotiations Given Company's prior discussions with financial and strategic partners regarding a potential transaction, an argument should be made that a traditional no-shop clause should be included in the merger agreement (i.e., no go-shop provision) ____________________ Based on Symbol price per share of $19.26, as of close on April, 11 2007.

2 Executive Summary Pricing Matrix (Dollars in Millions, Except Per Share Data) ____________________ Source: Factset and Symbol financials. Premiums analysis based on closing prices. (1) Diluted share count calculated using the treasury stock method and based on 22mm basic shares outstanding. Includes $139mm debt and $33mm minority interest and excludes $27mm of restricted cash on the balance sheet as of December 31, 2006. (2) Reflects 2006 adjusted EBITDA-MI. (3) Represents the day preceding the USPI announcement.

3 Executive Summary Selected Comparable Transactions United Surgical Partners / Welsh Carson HealthSouth Corp. - Surgery / TPG Announcement Date: January 8, 2007 Special Committee: Yes Pre-Signing Market Test: No Days in Go-Shop Period: 40 Break-up Fee: $15mm (Go-Shop); $43mm (No-Shop) Reverse Break-up Fee: $43mm Announcement Date: March 26, 2007 Special Committee: NA Pre-Signing Market Test: Yes Days in Go-Shop Period: NA Break-up Fee: NA

4 Premiums Paid, Terms & Dynamics in Precedent LBOs Executive Summary Note: Includes transactions with proxy statements filed or where relevant information is available. (1) Represents the premium to the stock price prior to any news of the transaction. (2) Market test was instigated either by management or the Board of Directors (e.g. reaching out to interested parties) prior to receiving any substantive bid from a financial sponsor. (3) KKR submitted an initial indication of interest in December 2006 for an undisclosed value range. (4) The Freescale Semiconductor and Petco Animal Supplies transactions included termination fees that were reduced by 50% within the initial 7-10 days of the go-shop period. (5) Final bid premium represents 32% increase over prior final bid that was submitted in June 2005 and rejected by the Board of Directors at that time. (6) All metrics exclude West Corp. (7) % of total transactions that are affirmative.

5 Premiums Paid, Terms & Dynamics in Precedent LBOs (Cont'd) Executive Summary Out of 29 transactions, 22 contain reverse termination fee provisions; in the last year, all but one transaction contain a reverse termination fee provision (1) Represents number of days from the first approach regarding an acquisition transaction to the date of signing. (2) KKR submitted an initial indication of interest in December 2006 for an undisclosed value range. (3) Includes the reimbursement of up to $20 million of expenses. (4) The Freescale Semiconductor and Petco Animal Supplies transactions included termination fees that were reduced by 50% within the initial 7-10 days of the go-shop period. (5) Final bid premium represents 32% increase over prior final bid that was submitted in June 2005 and rejected by the Board of Directors at that time. (6) All metrics exclude West Corp.

DRAFT Crestview Advisors Confidential Discussion Materials Prepared for: April 9, 2007 CONFIDENTIAL Project Symbol Financing Considerations Regarding:

1 Financing Considerations Executive Summary The High Yield and Leveraged Loan Markets continue to be characterized by strength with run-rate activity exceeding 2006 levels, as demonstrated by recent precedent transactions and total YTD volume US HY as of March 31, 2007 $44.60 billion compared with US HY as of March 31, 2006 of $29.08 billion Pro Rata of $45.86 billion and Institutional of $136.53 billion as of March 31, 2007 compared with Pro Rata of $37.06 billion and Institutional of $72.36 billion as of March 31, 2006 The new issue and secondary markets have performed well in 2007 YTD with virtually all deals in the market pricing at the tight end of price talk and order books several times larger than deal size Amount of LBO Activity Historical Leverage Levels (1) ____________________ Excludes Media and Telecom Loans.

2 Financing Considerations LBO Comparable Transactions ____________________ Includes $240 million of PIK toggle notes. Price talk at 9.00% area (cash pay). 10.250% if PIK pay.

3 Financing Considerations Credit Ratings Considerations Symbol presents select attributes which are supportive of a B2/B corporate credit ratings outcome Competitive positioning within a fragmented industry Industry is characterized by strong demographic and industry trends Experienced, credible management team However, in assessing Symbol's credit profile, the Rating Agencies are likely to conduct a comparative analysis with USPI which is rated B2/B pro forma for the LBO financing Rating Agencies noted that USPI was weakly positioned within the mid-B corporate credit rating spectrum Credit concerns included high leverage, initial negative free cash flow and an aggressive expansion strategy We believe Symbol compares favorably with USPI with select differentiating features Smaller scale relative to USPI (although nevertheless far larger than the balance of the industry) Potentially more fulsome collateral package (investigation of potential guarantee and collateral provisions ongoing) As such, on balance, we believe it is reasonable to assume a B2/B ratings outcome for Symbol ____________________ (1) Reflects 12/31/06 results. Anticipate marketing off of 3/31/07 results.

4 Financing Considerations Alternative Structures Based on our analyses to date, we have developed two financing options: Alternative 1 $75 million Revolver (undrawn at close) $50 million Delayed Draw Term Loan $200 million Term Loan $200 million Senior Notes Alternative 2 $75 million Revolver (undrawn at close) $50 million Delayed Draw Term Loan $100 Term Loan $150 million Senior Notes $150 million Senior PIK Toggle FRNs

5 Financing Considerations Sources & Uses ($ in Millions) Alternative 1 Alternative 2

6 Financing Considerations Pro Forma Capitalization ($ in Millions) Alternative 1 Alternative 2 ____________________ (1) Assumes PIK Notes are serviced with cash.

7 Financing Considerations Alternative 1: Senior Secured Credit Facilities ____________________ (1) Subject to market conditions at time of pricing. Term sheet pricing will be based on ratings grid.

8 Financing Considerations Alternative 1: Senior Bridge Loan ____________________ (1) Subject to market conditions at time of pricing. Term sheet pricing will be based on ratings grid.

9 ____________________ (1) Subject to market conditions at time of pricing. Financing Considerations Alternative 1: Senior Notes

10 Financing Considerations Alternative 2: Senior Secured Credit Facilities ____________________ (1) Subject to market conditions at time of pricing. Term sheet pricing will be based on ratings grid.

11 Financing Considerations Alternative 2: Senior Bridge Loan ____________________ (1) Subject to market conditions at time of pricing. Term sheet pricing will be based on ratings grid.

12 ____________________ (1) Subject to market conditions at time of pricing. Financing Considerations Alternative 2: Senior Notes

13 Disclaimers Merrill Lynch prohibits (a) employees from, directly or indirectly, offering a favorable research rating or specific price target, or offering to change such rating or price target, as consideration or inducement for the receipt of business or for compensation, and (b) Research Analysts from being compensated for involvement in investment banking transactions except to the extent that such participation is intended to benefit investor clients. This proposal is confidential, for your private use only, and may not be shared with others (other than your advisors) without Merrill Lynch's written permission, except that you (and each of your employees, representatives or other agents) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the proposal and all materials of any kind (including opinions or other tax analyses) that are provided to you relating to such tax treatment and tax structure. For purposes of the preceding sentence, tax refers to U.S. federal and state tax. This proposal is for discussion purposes only. Merrill Lynch is not an expert on, and does not render opinions regarding, legal, accounting, regulatory or tax matters. You should consult with your advisors concerning these matters before undertaking the proposed transaction.

DRAFT Crestview Advisors Confidential Discussion Materials Prepared for: April 12, 2007 CONFIDENTIAL Project Symbol Financing Considerations Regarding:

1 Financing Considerations Indicative Terms ____________________ (1) Subject to market conditions at time of pricing.

2 Disclaimers Merrill Lynch prohibits (a) employees from, directly or indirectly, offering a favorable research rating or specific price target, or offering to change such rating or price target, as consideration or inducement for the receipt of business or for compensation, and (b) Research Analysts from being compensated for involvement in investment banking transactions except to the extent that such participation is intended to benefit investor clients. This proposal is confidential, for your private use only, and may not be shared with others (other than your advisors) without Merrill Lynch's written permission, except that you (and each of your employees, representatives or other agents) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the proposal and all materials of any kind (including opinions or other tax analyses) that are provided to you relating to such tax treatment and tax structure. For purposes of the preceding sentence, tax refers to U.S. federal and state tax. This proposal is for discussion purposes only. Merrill Lynch is not an expert on, and does not render opinions regarding, legal, accounting, regulatory or tax matters. You should consult with your advisors concerning these matters before undertaking the proposed transaction.